BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

August 13, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:           Hawaiian Tax-Free Trust
 File Nos. 2-92583 and 811-4084

Ladies and Gentlemen:

This letter is to respond to comments we received on August 7, 2012 from Mr. Bo Howell of the Securities and Exchange Commission (the “Commission”) regarding the preliminary copy of the notice of annual meeting, notice of special meeting, joint proxy statement and forms of proxy (collectively, the “Proxy Statement”) filed by Hawaiian Tax-Free Trust (the “Trust”) on August 1, 2012.

Below are the Staff’s comments regarding the Proxy Statement and the Registrant’s responses thereto:

A.      Annual Meeting Proposal No. 1 - Election of Trustees.

1.	Comment:
The Staff requested that the Trust provide additional disclosure regarding the substance of the experience, qualifications and attributes that led to the conclusion that the nominees should serve as the Trustees of the Trust, for example by detailing the roles in which each Trustees served in obtaining the experience described in the current disclosure.

	Response:	The Trust has added disclosure to address the Staff’s request.

2.	Comment:
The Staff requested that the Trust confirm in its response that no disclosure pursuant to Item 22(b)(11) of Schedule 14A is required regarding any legal proceedings that occurred during the past ten years and that are material to an evaluation of the ability or integrity of any nominee to serve as a Trustee of the Trust.

	Response:	The Trust confirms that, to its knowledge, no disclosure pursuant to Item 22(b)(11) of Schedule 14A is required.

B.	Special Meeting Proposal No. 1 - Approval of Amended and Restated Investment Advisory Agreement.

1.	Comment:
The Staff requested that the Trust confirm in its response that, other than fees paid under the investment advisory contract, there are no additional fees that were paid by the Trust to the investment adviser or its affiliates during the most recent fiscal year that are required to be disclosed pursuant to Item 22(c)(14) of Schedule 14A.

Response:
An affiliate of the Trust’s investment adviser received sales commissions and Rule 12b-1 distribution and/or service fees with respect to shares of the Trust during the most recent fiscal year.  The Trust has added disclosure to reflect such payments.  The Trust confirms that no other additional fees were paid by the Trust to the investment adviser or its affiliates during the most recent fiscal year that are required to be disclosed pursuant to Item 22(c)(14) of Schedule 14A.

C.	Special Meeting Proposals No. 2A and 2B - Approval of Elimination of Certain Fundamental Policies.

1.	Comment:
The Staff noted that the Trust states in the Proxy Statement that if Proposals 2A and 2B are approved, the Trust would be able to invest in certain instruments that are described in the Proxy Statement, such as Build America Bonds.  The Staff requested that Trust add disclosure regarding the risks associated with such instruments described in the Proxy Statement.

Response:
The Trust notes the Proxy Statement discloses that, if shareholders approve Proposals 2A and 2B, the Trust does not immediately intend to invest in the instruments described in the Proxy Statement other than money markets funds.  As discussed with the Staff and as stated in the Proxy Statement, prior to investing in such instruments, the Trust’s Prospectus or Statement of Additional Information would be revised to disclose the new practice, the  purpose of the new practice and, as applicable, any additional risks.  Accordingly, the Registrant respectfully submits that no additional disclosure is required.

We hope that this letter addresses your comments with respect to the Proxy Statement.  Please note that attached is a letter from the Registrant to the Commission that includes certain “Tandy” acknowledgments.  If you should have any further questions, please do not hesitate to contact the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:	Diana P. Herrmann
Charles E. Childs III
Robert I. Crowell
Stephen K. Rodgers
Roger P. Joseph, Esq.
Toby R. Serkin, Esq.

Hawaiian Tax-Free Trust
380 Madison Avenue, Suite 2300
New York, New York 10017

August 13, 2012

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:           Hawaiian Tax-Free Trust
 File Nos. 2-92583 and 811-4084

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the “Commission”) of the preliminary copy of the notice of annual meeting, notice of special meeting, joint proxy statement and forms of proxy (collectively, the “Proxy Statement”) filed by Hawaiian Tax-Free Trust (the “Registrant”) on August 1, 2012, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Hawaiian Tax-Free Trust

By:  /s/ Charles E. Childs, III
        Name:  Charles E. Childs, III
        Title:  Secretary